DIGITAL BRANDS GROUP, INC.

1400 Lavaca Street

Austin, Texas 78701

December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-1
Filed November 7, 2025
File No. 333-291035

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 17, 2025

Requested Time: 5:00 p.m., Eastern Time

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Brands Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-291035) to become effective on December 17, 2025 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Registrant hereby authorizes Edward Welch of Lucosky Brookman LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration. Please contact Mr. Welch at (732) 395-4415 with any questions you may have, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	Chief Executive Officer